SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

BULLFROG GOLD CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001
(Title of Class of Securities)

12021A107
(CUSIP Number)

May 24, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

CUSIP No. 12021A107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eros Resources Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Vancouver, BC Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,750,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,750,000 (1)
	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,750,000 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (1)(2)
12		TYPE OF REPORTING PERSON* CO

(1)

Represents 6,750,000 shares of common stock of the Company’s, excludes warrants to purchase 6,750,000 shares of common stock at $0.15 per share. The warrants may not be exercised and the holder may not receive shares of common stock within 60 days such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.

(2)

Based on 92,232,096 shares outstanding as of May 19, 2017.

Item 1(a). Name of Issuer:

Bullfrog Gold Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

897 Quail Run Drive, Grand Junction, CO 81505

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Boss Power Corp.

Item 2(b). Address of Principal Business Office or, if None, Residence.

650-1021 W. Hastings St., Vancouver, BC Canada VGEOC3

Item 2(c). Citizenship.

Canada

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e). CUSIP Number.

12021A107

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 6,750,000 (1).

(b) Percent of class: 7.3% (1)(2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,750,000 (1).

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 6,750,000 (1).

(iv) Shared power to dispose or to direct the disposition of: 0.

(1)

Represents 6,750,000 shares of common stock of the Company’s, excludes warrants to purchase 6,750,000 shares of common stock at $0.15 per share. The warrants may not be exercised and the holder may not receive shares of common stock within 60 days such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.

(2)

Based on 92,232,096 shares outstanding as of May 19, 2017.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Boss Power Corp.

Date: May 24, 2017	By:	/s/ Andrew Macritchie
Andrew Macritchie Chief Financial Officer